UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For January 3, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, January 2, 2017.

Messrs.

Comisión Nacional de Valores

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material fact. Public Offer to Purchase after Change of Control and acquisition of Indirect Material Participation

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS"), in connection with our note DAL No. 1492/16 dated December 22, 2016, in order to inform that Grupo Inversor Petroquímica S.L., WST S.A. and PCT L.L.C. (the "Offerors") notified the Chairman of TGS that on December 30, 2016, they launched the Mandatory Tender Offer in the United States of America, under the terms set forth in the aforementioned note.

Please find attached the notice served to TGS.

Yours sincerely,

Nicolás M. Mordeglia

Head of Market Relations

Autonomous City of Buenos Aires, January 2, 2017.

Mr. Chairman of

Transportadora de Gas del Sur S.A.

Don Bosco 3672 5th Floor (C1206ABD)

Ref.: Mandatory Public Offering.

CNV approval of formal terms of TGS

Mandatory Public Offering.

We are writing to you, in our role as representatives of GRUPO INVERSOR PETROQUÍMICA S.L., WST S.A. and PCT LLC (the "Offerors"), in connection with the note sent to you on 12/22/2016, in order to inform that on December 30, 2016, the Offerors launched the US Offer, under the terms timely informed in said note.

The US Offer will be made concurrently with the Mandatory Public Offering for change of co-control and acquisition of significant indirect interest ("OPA") in Argentina of all Class B common shares representative of up to 24.5% of the total common stock of Transportadora de Gas del Sur S.A. (“TGS”) which is listed on the Buenos Aires Stock Exchange. The Mandatory Public Offering was notified to TGS on July 27, 2016 and was authorized in its formal aspects by Comisión Nacional de Valores (the "CNV") on December 22, 2016. The opening of the takeover bid in Argentina will be informed and published in accordance with CNV regulations.

This notice is hereby sent in order to be published as a "material fact" on the CNV's Financial Information Highway and informed to the Buenos Aires Stock Exchange.

Yours sincerely,

GRUPO INVERSOR PETROQUÍMICA S.L.

WST S.A.

PCT LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: January 3, 2017